UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A
Date of Report (Date of earliest event reported): January 24, 2020 (January 24, 2020)
YouNow, Inc.
(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	45-1775277 (I.R.S. Employer Identification No.)
161 Bowery Street, 6th Floor
New York, NY 10002
(Full mailing address of principal executive offices)
Issuer’s telephone number, including area code: (302) 658-7581
Title of each class of securities issued pursuant to Regulation A:
Props Tokens

Item 7.	Departure of Certain Officers
On January 24, 2020, YouNow, Inc. (the “Company”) accepted the resignation, to become effective January 31, 2020, of Alejandro Moreno-Paz, the Company’s Vice President of Finance, who serves as the Company’s principal accounting officer and principal financial officer. Mr. Moreno-Paz has relocated with his family from New York, where the Company conducts its operations, to Texas. His departure is not the result of any disagreements concerning any matter relating to the Company’s business, finances or reporting. The Company is grateful for Mr. Moreno-Paz’s service and wishes him continued success.
Upon Mr. Moreno-Paz’s departure, Ryan Maxwell will become the Company’s Controller and principal accounting officer and principal financial officer. Mr. Maxwell has been the Company’s Finance and Accounting Manager since September 2018. Prior to joining the Company, Mr. Maxwell worked at Ernst & Young. Mr. Maxwell earned his Bachelor of Science in Accountancy and his Master’s in Business Administration, in each case from Providence College. Mr. Maxwell has passed all parts of the Unified CPA Examination.

Item 9.	Other Events
On January 9, 2020, the Company published a case study on its website that included certain data on the use of its social media application (the “YouNow App”) since qualification of the Company’s offering statement on Form 1-A. A copy of the Company’s publication is attached hereto as Exhibit 15.
EXHIBIT INDEX

Exhibit	Exhibit Description
15	Case Study, published January 9, 2020
SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUNOW, INC.

Date: January 24, 2020	By:	/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer

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